Exhibit (a)(5)(ii)

Investor Update

Basel, 23 November 2011

Roche purchases shares in tender offer for Anadys Pharmaceuticals

Roche (SWX: ROG.VX; RO.S; OTCQX; RHHBY) today announced that its wholly owned subsidiary Bryce Acquisition Corporation has accepted for payment all shares validly tendered pursuant to its tender offer for all outstanding shares of common stock of Anadys Pharmaceuticals, Inc. (NASDAQ: ANDS) at $3.70 per share in cash.

As of the expiration of the tender offer, a total of approximately 54,532,568 shares of Anadys common stock were tendered and not withdrawn (including approximately 2,345,764 shares tendered by delivery of notices of guaranteed delivery), representing approximately 94% of Anadys’s outstanding shares.

Roche intends to complete the acquisition of Anadys through a short-form merger without a vote or meeting of Anadys’s shareholders. In the merger, all shares of Anadys not owned by Anadys, Roche or their respective wholly owned subsidiaries (other than shares as to which appraisal rights are validly exercised) will be converted into the right to receive the same cash consideration per share as was paid in the tender offer.

About Roche

Headquartered in Basel, Switzerland, Roche is a leader in research-focused healthcare with combined strengths in pharmaceuticals and diagnostics. Roche is the world’s largest biotech company with truly differentiated medicines in oncology, virology, inflammation, metabolism and CNS. Roche is also the world leader in in-vitro diagnostics, tissue-based cancer diagnostics and a pioneer in diabetes management. Roche’s personalised healthcare strategy aims at providing medicines and diagnostic tools that enable tangible improvements in the health, quality of life and survival of patients. In 2010, Roche had over 80,000

F. Hoffmann-La Roche AG	CH-4070 Basel Switzerland	Investor Relations email: investor.relations@roche.com	Tel. +41 61 68-88880 Fax +41 61 69-10014 www.roche.com

employees worldwide and invested over 9 billion Swiss francs in R&D. The Group posted sales of 47.5 billion Swiss francs. Genentech, United States, is a wholly owned member of the Roche Group. Roche has a majority stake in Chugai Pharmaceutical Co., Ltd., Japan. For more information: www.roche.com.

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this press release are forward-looking statements, including statements regarding the expected consummation of the acquisition, which involves a number of risks and uncertainties including the satisfaction of closing conditions for the acquisition such as regulatory approval for the transaction, the tender of a majority of the outstanding shares of common stock of Anadys and the possibility that the transaction will not be completed. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry, and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s results, levels of activity, performance or achievements to be materially different from any future statements. We generally identify these statements by words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may,” “should,” “estimate,” “predict,” “potential,” “continue,” or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results discussed in the forward-looking statements, and you should not place undue reliance on these statements. The information contained in this press release is as of November 23, 2011. We disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this report or otherwise.

Important Additional Information

This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Anadys common stock. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by Roche with the Securities and Exchange Commission (the “SEC”) on October 25, 2011 and subsequently amended. These materials, as they may be further amended from time to time, contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the tender offer. Investors and Anadys’s stockholders can obtain a free copy of these materials and other documents filed by Roche with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer materials may also be obtained for free by contacting the information agent for the tender offer, Mackenzie Partners at (212) 929-5500 (call collect) or (800) 322-2885 (toll-free) (USA).

All trademarks used or mentioned are protected by law.

Roche Investor Relations

Dr. Karl Mahler	Dr. Nicolas Dunant
Phone: +41 61 68-78503	Phone: +41 61 68-70517
e-mail: karl.mahler@roche.com	e-mail: nicolas.dunant@roche.com

Dr. Nina Mojas	Dr. Sabine Borngräber
Phone: +41 61 68-71300	Phone: +41 61 68-88027
e-mail: nina.mojas@roche.com	e-mail: sabine.borngraeber@roche.com

Dianne Young	Elhan Webb
Phone: +41 61 68-89356	Phone: +41 61 68-89630
e-mail: dianne.young@roche.com	e-mail: elhan.webb@roche.com

Investor Relations North America

Thomas Kudsk Larsen	Nina Goworek
Phone: +1 650 467 2016	Phone: +1 650 467 8737
e-mail: larsen.thomas@gene.com	e-mail: goworek.nina@gene.com

Ekaterine Kortkhonjia Ph.D.
Phone: +1 650 467 5873 e-mail: kortkhonjia.ekaterine@gene.com